SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

08 December 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated
                re:  EBA Capital Exercise

8 December 2011

EUROPEAN BANKING AUTHORITY (EBA) CAPITAL EXERCISE

Lloyds Banking Group notes the announcements made today by the European Banking Authority (EBA) and the Financial Services Authority (FSA) regarding the capital exercise, which demonstrate the following result for Lloyds Banking Group.

The capital exercise proposed by the EBA and agreed by the Council on 26 October 2011 requires banks to strengthen their capital position by building up a temporary capital buffer against sovereign debt exposures to reflect current market prices. In addition, it requires them to establish a buffer such that the Core Tier 1 capital ratio reaches a level of 9 per cent by the end of June 2012.  The amount of any final capital shortfall identified is based on September 2011 figures.  The amount of the sovereign capital buffer will not be revised.

71 banks across Europe, including Lloyds Banking Group, were subject to the capital exercise whose objective is to create an exceptional and temporary capital buffer to address current market concerns over sovereign risk and other residual credit risk related to the current difficult market environment.  This buffer would explicitly not be designed to cover losses in sovereigns but to provide reassurance to markets about banks' ability to withstand a range of shocks and still maintain adequate capital.

Following completion of the capital exercise conducted by the EBA, in close cooperation with the FSA, the exercise has determined that Lloyds Banking Group meets the 9 per cent Core Tier 1 ratio after the removal of the prudential filters on sovereign assets in the Available-for-Sale portfolio and prudent valuation of sovereign debt in the Held-to-Maturity and Loans and receivables portfolios, reflecting current market prices.  Indeed the consolidated adjusted Core Tier 1 capital ratio of the Group using the EBA methodology as at 30 September 2011 is 10.1 per cent.  The methodology underlying the capital exercise was outlined by the EBA prior to its announcement to ensure consistency across all banks in the EU banking system involved in the exercise.

Lloyds Banking Group has a robust capital position and will continue to ensure that appropriate capital is maintained. In addition to its Core Tier 1 capital, the Group has contingent capital which was not taken into account in the EBA exercise.  This would be available to absorb losses in a more severe stress.

Further details
The detailed results of the capital adequacy assessment in relation to all participating banks as well as information on the banks' exposures to central and local governments are published on the EBA website.  The disclosure tables are based on the common format provided by the EBA. The disclosure tables in relation to the Group is also available on the Group's website:

www.lloydsbankinggroup.com/investors/shareholder_information/stress_tests.asp

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 08 December 2011